06010572

NABI

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
www.nabi.hu

SEC Division of Corp. Fin. Office of Int'l Corp. Fin.
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
USA

January 6, 2006

Re: NABI North American Bus Industries Rt.
Rule 12g3-2(b) Exemption
File No.: 082-04925
CIK:0001079925

To Whom it May Concern

Find attached NABI Rt.'s latest news release.

Sincerely,

Bence Vidomusz

Attachment:
NABI Rt. news release

Newsrelease

NABI Bus Industries Rt
Újszász u. 45.
1165 Budapest, Hungary

Tel: + (36-1) 401-7399
Fax: + (36-1) 407-2931
E-mail: nabihq@nabi.hu
Cg: 01-10-043464
www.nabi.hu

January 6, 2006

Announcement to Shareholders Regarding Restructuring

Referring to NABI Rt's announcement dated January 2, 2006, NABI Autobuszipari Rt ("NABI Rt.") confirms that NABI Rt., its wholly owned subsidiary NABI Inc. and its Financiers have agreed to extend the expiry date of the MSA from December 31, 2005 to January 17, 2006.

- END -

For further information, contact:
Rita Szalay, Corporate Affairs Manager
Phone: +36.1.401.7100 , e-mail: szalayr@nabi.hu